SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 92571 / August 5, 2021

Admin. Proc. File No. 3-19505

In the Matter of

RARAN CORPORATION,
REFCO PUBLIC COMMODITY POOL, L.P. AND
RENT USA, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Companies failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the companies' securities.

APPEARANCES:

Gina Joyce and *David Misler* for the Division of Enforcement.

Respondents RARAN Corporation, Refco Public Commodity Pool, L.P., and Rent USA, Inc. ("Respondents"), each an issuer with a class of securities registered with the Commission, failed to file answers in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Each Respondent again failed to respond to an order to show cause why it should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On September 24, 2019, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *RARAN Corp.*, Exchange Act Release No. 87082, 2019 WL 4640455 (Sept. 24, 2019).

[2]   *RARAN Corp.*, Exchange Act Release No. 91991, 2021 WL 2182264 (May 24, 2021); *RARAN Corp.*, Exchange Act Release No. 90647, 2020 WL 7319122 (Dec. 11, 2020).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

The OIP alleges that Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, RARAN Corporation ("Raran") (CIK No. 1367398) is a permanently revoked Nevada corporation located in Detroit, Michigan with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Raran is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $8,350 for the period from inception on January 31, 2006 through September 30, 2006. The OIP alleges that, as of September 18, 2019, the common stock of Raran was not publicly quoted or traded.

The OIP alleges that Refco Public Commodity Pool, L.P. ("Refco") (CIK No. 1255107) is a voluntarily cancelled Delaware limited partnership located in New York, New York with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP alleges that Refco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005, which reported a net investment loss of $1,535,780 for the prior nine months. The OIP alleges that, on May 13, 2014, Refco filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware which has been closed. The OIP alleges that, as of September 18, 2019, the Class A Units of Limited Partnership Interests and Class B Units of Limited Partnership Interests of Refco were not publicly quoted or traded.

The OIP alleges that Rent USA, Inc. ("Rent USA") (CIK No. 1099946) is a permanently revoked Nevada corporation located in San Dimas, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP alleges that Rent USA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $478,857 for the prior nine months. The OIP alleges that, as of September 18, 2019, the common stock and preferred stock of Rent USA were not publicly quoted or traded.

The OIP directed each Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

B.   Each Respondent failed to answer the OIP or respond to a show cause order.

Each Respondent was properly served with the OIP, but did not answer it. On December 11, 2020, more than ten days after service on Raran and Rent USA, each was ordered to show cause by December 28, 2020, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding. On May 24, 2021, Refco was ordered to show cause by June 10, 2021, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[11] Each Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, [it] may be deemed in default, the proceeding may be determined against [it], and the registration of [its] securities may be revoked." Respondents did not subsequently answer the OIP or respond to the show cause order.

II.   Analysis

A.   We hold each Respondent in default, deem the OIP's allegations to be true, and find that each Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because each Respondent has failed to answer, and has not responded to the order to show cause, we find it appropriate to deem each Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

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[11]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4–8 and accompanying text. We take official notice that Rent USA filed an "Application for Withdrawal" on March 8, 2001 in EDGAR. *See* Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of "any matter in the public official records of the Commission"). Rent USA's Application for Withdrawal requested "[p]ursuant to Rule 477(a) promulgated under the Securities Act of 1933 . . . an order granting the immediate withdrawal of its registration statement on Form 10-SB12G together with all exhibits thereto." However, the rule cited by the Application for Withdrawal, 17 C.F.R. § 230.477(a), applies to the withdrawal of registration statements, exhibits, and amendments regarding the registration of securities offerings with the Commission under the Securities Act of 1933, not registration statements regarding the registration of classes of securities with the

B. **We deem it necessary and appropriate to revoke the registration of all classes of each Respondent's registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Each Respondent's violations were recurrent in that each has failed to file required annual and quarterly reports over multiple years.[19] These violations were serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the

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Commission under the Exchange Act. Accordingly, despite Rent USA's March 8, 2001 Application for Withdrawal, it still has a class of securities registered with the Commission under Exchange Act Section 12(g).

[15]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[20]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file

Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Each Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of each Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

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periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22] *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (ellipsis in original) (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 92571 / August 5, 2021

Admin. Proc. File No. 3-19505

In the Matter of

RARAN CORPORATION,
REFCO PUBLIC COMMODITY POOL, L.P. AND
RENT USA, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of RARAN Corporation under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

ORDERED that the registration of all classes of the registered securities of Refco Public Commodity Pool, L.P. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

ORDERED that the registration of all classes of the registered securities of Rent USA, Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of August 6, 2021.

By the Commission.

Vanessa A. Countryman
Secretary